EXHIBIT 99.1

Equinox Gold to Announce Second Quarter 2020 Financial Results on August 10, 2020

TSX: EQX
NYSE-A: EQX

VANCOUVER, BC, July 31, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") will announce its financial and operating results for the three and six months ended June 30, 2020 on Monday, August 10, 2020 after market close. A live conference call and webcast will follow on Tuesday, August 11, 2020 commencing at 8:00am PT (11:00am ET), providing the opportunity for analysts and investors to ask questions of Equinox Gold's executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until February 11, 2021.

View original content:http://www.prnewswire.com/news-releases/equinox-gold-to-announce-second-quarter-2020-financial-results-on-august-10-2020-301104022.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2020/31/c5420.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 13:21e 31-JUL-20